# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002071769
Persons authorized to receive notices and communications: Chi Kong (Adrian) Cheng, c/o Aurion Prime Holding Limited, 250 Park Avenue, 7th Floor, New York, New York (NY), 10177, (646) 481-5184

## Reporting persons
- Aurion Prime Holdings Limited (CIK 0002071769): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)
- Almad Development Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)
- Almad Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)
- Chi Kong (Adrian) Cheng (CIK 0001844919): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Almad Group Limited ("AGL"), an exempted company limited by shares incorporated in Cayman Islands, Almad Development Holdings Limited ("ADHL") and Aurion Prime Holdings Limited ("Aurion"), each a company limited by shares incorporated in British Virgin Islands, and Chi Kong (Adrian) Cheng ("Mr. Cheng" and together with AGL, ADHL and Aurion, the "Reporting Persons" and each a "Reporting Person"), with respect to shares of Common Stock of the Issuer. Aurion is a wholly-owned subsidiary of ADHL, ADHL is a wholly owned subsidiary of AGL, and Mr. Cheng owns all issued and outstanding shares of AGL.

Agile King Limited, a company limited by shares incorporated in British Virgin Islands ("Agile"), serves as a director of each of AGL, ADHL and Aurion. Summit Bliss Holdings Limited, a company limited by shares incorporated in British Virgin Islands ("Summit" and together with Agile, "Director Companies"), serves as a director of Agile, and Agile serves as a director of Summit. Mr. Cheng serves as the Executive Vice Chairman and Chief Executive Officer of each of Agile and Summit. Neither Agile nor Summit owns any shares of Common Stock or any other securities of the Issuer.
Residence or business address: The address of the principal office of each Reporting Person and each Director Company is 1101, Tower A, 83 King Lam Street, Cheung Sha Wan, Kowloon, Hong Kong.
Present principal occupation or employment: The principal business of each Reporting Person is purchasing, holding and selling securities for investment purposes. The principal business of each Director Company is to act as a corporate director of an applicable company.
Criminal convictions in the last five years: No Reporting Person and no Director Company has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person and no Director Company has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Cheng is a citizen of Hong Kong Special Administrative Region.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Aurion entered into the Private Transaction Agreement, dated October 1, 2025, with JAKOTA Capital AG, attached hereto as Exhibit 2 (the "Transaction Agreement"), pursuant to which Aurion purchased 500,000,000 shares of Common Stock. The shares of Common Stock acquired by the Reporting Persons (the "Shares") were purchased with the working capital of Aurion.

In connection with entering into the Transaction Agreement, Aurion also entered into a Lock-Up Agreement, dated as of October 1, 2025, with the Issuer, attached hereto as Exhibit 3 (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, Aurion agreed, subject to specified exceptions, not to, directly or indirectly, offer, sell, pledge, or otherwise transfer or dispose of any shares of Common Stock deemed to be beneficially owned by Aurion (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act")) or any other securities of the Issuer so owned that are convertible into or exercisable or exchangeable for shares of Common Stock until the 180 day anniversary of October 1, 2025 (the "Lock-Up Period"). Following the expiration of the Lock-Up Period, Aurion may sell up to 20% of the originally acquired shares during each three-month period on a rolling basis, with any unused portion not carrying over to subsequent periods.

On October 3, 2025, the Board of Directors (the "Board") of the Issuer appointed Chi Kong (Adrian) Cheng as a member of the Board and as the Chairman of the Board.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the close of business on October 7, 2025:
1. Aurion (a) Amount beneficially owned: 500,000,000*
2. ADHL (a) Amount beneficially owned: 500,000,000*
3. AGL (a) Amount beneficially owned: 500,000,000*
4. Mr. Cheng (a) Amount beneficially owned: 500,000,000*
Number of shares as to which each person has sole or shared power to vote or dispose:
The percentages used herein are calculated based upon 2,049,621,210 shares of Common Stock issued and outstanding as of September 5, 2025.
As of the close of business on October 7, 2025:
1. Aurion (b) Percent of class: 24.39%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 500,000,000* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 500,000,000*
2. ADHL (b) Percent of class: 24.39%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 500,000,000* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 500,000,000*
3. AGL (b) Percent of class: 24.39%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 500,000,000* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 500,000,000*
4. Mr. Cheng (b) Percent of class: 24.39%* (i) Sole power to vote or direct the vote: 0 (ii) Shared power to vote or direct the vote: 500,000,000* (iii) Sole power to dispose or direct the disposition: 0 (iv) Shared power to dispose or direct the disposition: 500,000,000*

*Each Reporting Person disclaims beneficial ownership of these shares except to the extent of such person's pecuniary interest therein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The responses to Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated October 7, 2025.
Exhibit 2 Private Transaction Agreement, dated October 1, 2025, by and between JAKOTA Capital AG and Aurion Prime Holdings Limited.
Exhibit 3 Lockup Agreement, dated as of October 1, 2025, by and between Aurion Prime Holdings Limited and Crisp Momentum Inc.

## Signatures
- Aurion Prime Holdings Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (10/07/2025)
- Almad Development Holdings Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (10/07/2025)
- Almad Group Limited: /s/ Wai Yi Winnie Young, Wai Yi Winnie Young, Authorized Signatory (10/07/2025)
- Chi Kong (Adrian) Cheng: /s/ Chi Kong (Adrian) Cheng, CHI KONG (ADRIAN) CHENG (10/07/2025)